FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 Highlights

Third quarter 2010

Consolidated relevant figures

➢2010 accumulated consolidated revenues through September were the equivalent of 72.512 billion pesos, an 11.1% increase compared with the same period a year earlier.

➢At the end of September 2010, there were 21.9 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 21.8% increase compared with the end of September 2009.

➢2010 accumulated consolidated EBITDA(1) totaled 20.464 billion pesos, a 27.0% increase compared with the same period of the previous year.

➢For the same period, operating income totaled 9.586 billion pesos, a 20.8% increase compared with the end of September 2009.

➢Corresponding EBITDA and operating income margins were 28.2% and 13.2% respectively, compared with 24.7% and 12.2% for the same period a year earlier.

➢2010 accumulated consolidated majority net income was 5.289 billion pesos, or a 25.7% decrease compared with the same period of last year. This decrease can be explained by the generation of extraordinary exchange rate gains during 2009.

➢At the end of September 2010, total consolidated debt was the equivalent of 2.263 billion dollars. Of total debt, 19.1% was dollar-denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 206 million dollars, or 47.7% of the dollar-denominated debt. Net debt (3) was the equivalent of 1.785 billion dollars.

Relevant events

  On October 7 2010, Empresa Brasileira de Telecomunicações, S.A. (Embratel) successfully completed a public offer aimed at acquiring non-voting right, preferred shares of Net Serviços de Comunicação, S.A. (Net).  The offer was launched simultaneously in Sao Paulo and New York. 143,853,436 preferred shares where acquired and the amount invested for this purpose was 1.9721 billion dollars. As a result of this transaction, our subsidiary in Brazil Embratel Participaçaões,  S.A. (Embrapar) ’s  direct and indirect share in Net’s capital changed from 35.38% to 77.32%.

  As of January 1 2010, financial statements for the Company will be presented in IFRS Format (International Financial Reporting Standards) both at the consolidated and subsidiary levels. Change to IFRS is mandatory for all publicly listed companies in Mexico. This changed must be made by all companies by January 1, 2012. The most relevant change in the income statement is the fact that revenues are presented net of sales commissions. All information in this report, including data from the third quarter 2009, was prepared using IFRS.

(1)   EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www. telmexinternacional. com in the Investor Relations section, where you will find its calculation.

(2)   One ADR represents 20 shares.

(3)   Net debt is defined as total debt less cash, cash equivalents and marketable securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. De C.V. Press Release Third Highlights